Filed pursuant to Rule 424(b)(3)
REGISTRATION NO. 333-149497
SUPPLEMENT NO. 1
(To Prospectus Dated March 27, 2008)
CANADIAN SOLAR INC.
US$75,000,000
6.0% Convertible Senior Notes due 2017
and the
Common Shares Issuable upon Conversion of the Notes
     This supplement no. 1 supplements our prospectus dated March 27, 2008 relating to the resale from time to time by certain selling security holders of up to $75,000,000 principal amount of 6.0% Convertible Senior Notes due 2017 and the common shares issuable upon conversion of the notes. You should read this supplement no. 1 in conjunction with the prospectus. This supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 1 supersedes that information.
     The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition of the following:

	Principal		Number of
	Amount of	Principal	Common
	Notes	Amount of	Shares Being
	Beneficially	Notes Offered	Registered
Name and Address of Securityholder	Owned	Hereby	Hereby(1)
Guggenheim Portfolio Company XXXI, LLC	$500,000	$500,000	25,303.65
3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416
Whitebox Convertible Arbitrage Partners, LP	6,500,000	6,500,000	328,947.45
3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416
Whitebox Special Opportunities Fund Series B Partners, LP	500,000	500,000	25,303.65
3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416
TOTAL	$7,500,000	$7,500,000	379,554.75

(1)	Represents the conversion of the full amount of notes held by each selling securityholder at the initial conversion rate of 50.6073 common shares per US$1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time, as described in the prospectus under “Description of Notes—Conversion Rate Adjustments.”
     To the extent that any of the selling securityholders identified above are broker-dealers, they may be deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.
     With respect to selling securityholders that are affiliates of broker-dealers, based on information provided by the selling securityholders, we believe that such entities acquired their notes or common shares stock issuable upon conversion of the notes in the ordinary course of business and, at the time of the purchase of the notes or shares of common stock issuable upon conversion of the notes, such selling security holders had no agreements, understandings or arrangements, directly or indirectly, with any person to distribute the notes or shares of common stock issuable upon conversion of the notes.

     Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. None of the selling securityholders listed above owned 1% or more of our outstanding common shares either before or after this offering.
     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus supplement if and when necessary. In addition, the conversion rate and, therefore, the number of common shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

     See “Risk Factors” beginning on page 16 of the prospectus for information you should consider before buying any securities hereunder.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is June 17, 2008.